Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

LETTER FOR [redacted]EXEMPTION

29 May 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 13

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Proposed disposal of the entire business and undertaking including all the assets and liabilities of the Company to Synergy Drive Sdn Bhd -Submission to the Securities Commission.	15.05.2007
2	Changes in the Interest of Employees Provident Fund Board, a substantial shareholder.	22.05.2007, 24.05.2007, 25.05.2007
3	Acquisition of a new subsidiary – Macten Engineering Sdn. Bhd.	25.05.2007
4	Proposed disposal of the paper packaging businesses in Singapore and Malaysia.	28.05.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Dw 6/5

LMP/jg/nay/grpsec/sdb/ict/letter re EDMS

General Announcement
Reference No **MM-070515-66750**

Submitting Merchant Bank	:	**CIMB INVESTMENT BANK BERHAD**
Company Name	:	**SIME DARBY BERHAD**
Stock Name	:	**SIME**
Date Announced	:	**15/05/2007**

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")**

(I) PROPOSED DISPOSAL OF THE ENTIRE BUSINESS AND UNDERTAKING INCLUDING ALL THE ASSETS AND LIABILITIES OF THE COMPANY TO SYNERGY DRIVE BHD ("SYNERGY DRIVE") ("PROPOSED DISPOSAL");

(II) PROPOSED CAPITAL REPAYMENT TO RETURN THE SERIES (A) REDEEMABLE CONVERTIBLE PREFERENCE SHARES OF SYNERGY DRIVE REPRESENTING THE CONSIDERATION FOR THE PROPOSED DISPOSAL TO SHAREHOLDERS OF THE COMPANY; AND

(III) PROPOSED ISSUANCE OF 2 NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE AT A SUBSCRIPTION PRICE OF RM0.50 EACH

(COLLECTIVELY, THE "PROPOSALS")

Contents :

We refer to our announcements dated 27 November 2006, 20 December 2006, 4 January 2007, 15 January 2007 and 24 January 2007 in relation to the Proposals.

In accordance with Paragraph 9.19(45)(c) of the Listing Requirements of Bursa Malaysia Securities Berhad and on behalf of the Board of Directors of Sime Darby, CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* wishes to announce that the application to the Securities Commission with respect to the Proposals has been made today.

This announcement is dated 15 May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22/05/2007 05:36:46 PM
Reference No SD-070521-F41AA

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 25,100 shares
Disposal of 1,575,100 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 442,500 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 193,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 11/05/2007	* 25,100	
Disposed	11/05/2007	575,100	
Disposed	11/05/2007	321,000	
Acquired	11/05/2007	193,000	
Disposed	14/05/2007	1,000,000	
Disposed	14/05/2007	121,500	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest : Direct

	Direct (units)	: **372,379,315**
	Direct (%)	: **14.79**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 372,379,315
*	Date of notice	: 14/05/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 21st May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 24/05/2007 05:29:26 PM
Reference No SD-070523-BD45C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 440,000 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 15/05/2007	* 420,000	
Disposed	16/05/2007	20,000	
Acquired	16/05/2007	200,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Manager.
* Nature of interest	:	Direct
Direct (units)	:	372,139,315
Direct (%)	:	14.78

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **372,139,315**

* Date of notice : **16/05/2007**

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 22nd May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/05/2007 05:45:21 PM
Reference No SD-070524-16F60

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 750,700 shares)

Mayban Investment Management Sdn Bhd
(Acquisition of 100,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 607,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 17/05/2007	* 450,700	
Acquired	17/05/2007	100,000	
Acquired	17/05/2007	607,000	
Disposed	18/05/2007	300,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.

*	Nature of interest	: Direct
	Direct (units)	: 372,095,615
	Direct (%)	: 14.77
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 372,095,615
*	Date of notice	: 18/05/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 24th May 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 25/05/2007 05:11:45 PM
Reference No SD-070523-52419

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Macten Engineering Sdn. Bhd. (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Energy & Utilities Sdn. Bhd. had, on 24th May 2007 acquired 2 ordinary shares of RM1.00 each in Macten Engineering Sdn. Bhd. ("MESB"), representing the entire issued and paid-up share capital of MESB, for a total cash consideration of RM2.00.

MESB was incorporated on 9th May 2007 and is dormant. Its intended principal activity is investment holding.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 25th May 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0
General Announcement
Submitted by S DARBY on 28/05/2007 06:46:36 PM
Reference No SD-070523-2CB3F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Proposed disposals of the paper packaging businesses in Singapore and Malaysia (Announcement pursuant to Chapters 9.19(23), 10.08 and 10.09 of the Listing Requirements)

* Contents :-

1. Introduction

Sime Darby Berhad ("Sime Darby") wishes to announce that the following agreements had been entered into by the belowmentioned subsidiaries on 25 May 2007:-

(i) Sale and Purchase Agreement by Sime Darby Singapore Limited ("SDSL") and Orchard Nominees Private Limited ("ONPL"), both wholly-owned subsidiaries of Sime Darby with Rengo Company Limited ("RCL") and Thai Containers Group Company Limited ("TCGCL") for the disposal of the entire issued and paid-up share capital of Sime Rengo Packaging Singapore Limited ("SRPS") comprising 2,400,000 ordinary shares of S$1.00 each ("SRPS Shares") held by RCL and SDSL (through ONPL) to TCGCL ("SRPS SPA");

(ii) Sale and Purchase of Business Assets Agreement by Sime Rengo Packaging (M) Sdn Bhd ("SRPM"), a subsidiary of Sime Darby, with TCG Packaging (Malaysia) Sdn Bhd ("TCGPM"), a subsidiary of TCGCL, for the disposal of certain business assets of SRPM's factory in Subang Jaya ("SJ Business Assets") to TCGPM ("SRPM SBA");

(iii) Lease Agreement by SRPM with TCGPM for the lease of all that piece of industrial land held under Grant No. 90683, Lot No. 62502 in the Town of Subang Jaya, District of Petaling, State of Selangor Darul Ehsan measuring approximately 43,772 square metres ("Land") together with the factory and warehouse erected thereon, by SRPM to TCGPM ("Lease Agreement"); and

(iv) Sale and Purchase Agreement by SDSL with SRPS and RCL for the disposal of the entire issued and paid-up share capital of PB Packaging Systems Singapore Pte Ltd ("PBPS") comprising 600,002 ordinary shares of S$1.00 each ("PBPS Shares") held by SRPS to SDSL and RCL in the proportion of 66.6% and 33.4%, respectively ("PBPS SPA").

(collectively referred to as "the Proposals").

2. Background Information

Sime Darby's paper packaging businesses in Singapore and Malaysia are operated by SRPS and SRPM, respectively. Both companies are principally involved in the manufacturing and sale of corrugated fibre board cartons and sheetboards ("the Business"). SRPM operates the Business from three factories located at Subang Jaya, Selangor Darul Ehsan, Tampoi, Johor Darul Takzim and Bakar Arang, Kedah Darul Aman, respectively.

SRPS is a joint venture between SDSL and RCL in the proportion of 66.6% and 33.4% respectively. Whereas, SRPM is a 70:30 joint venture between Sime Malaysia Region Berhad, a wholly-owned subsidiary of Sime Darby and RCL. PBPS is a wholly-owned subsidiary of SRPS and is currently dormant.

The Sime Darby Group will dispose of its paper packaging businesses (excluding the Bakar Arang and Tampoi factories) to the TCGCL group, which will comprise the following:-

(i) the SRPS Shares; and
(ii) the SJ Business Assets.

The Subang Jaya factory together with the Land will be leased to TCGPM for the carrying on of the Business by TCGPM.

Under the SRPS SPA, both Sime Darby and TCGCL have agreed that PBPS will not be disposed of together with SRPS but will be transferred to SDSL and RCL in the proportion of 66.6% and 33.4% respectively before the completion of the SRPS SPA.

3. Rationale

The disposals of the SJ Business Assets and the SRPS Shares are in line with the Sime Darby Group's strategy to divest the non-core businesses of the Group.

4. Salient terms of the Proposals

The salient terms of the Proposals as set out in the respective agreements are as follows:-

4.1 Consideration

The aggregate consideration for the proposed disposals of the SJ Business Assets and the SRPS Shares is RM31,000,000. The consideration for the disposal of the PBPS Shares is S$2.00. The said considerations were arrived at on a "willing buyer-willing seller" basis.

The Subang Jaya factory together with the Land will be leased to TCGPM at an annual rental sum of RM1,062,000 for a period of six years commencing from the date of completion of the SRPM SBA.

The proceeds received from the Proposals will be used as working capital for the Sime Darby Group.

4.2 Liabilities and encumbrances

The SJ Business Assets, the SRPS Shares and the PBPS Shares will be sold free from all liens, charges, encumbrances or any third party rights or claims of any kind with all rights attaching thereto.

In respect of the sale of the SJ Business Assets, the current liabilities (comprising the trade payables and accruals) directly relating to the operations of the Business in Subang Jaya factory will be assumed by TCGPM. In respect of the sale of the SRPS Shares, all current liabilities of SRPS will be assumed by TCGCL.

The Subang Jaya factory and the Land will be leased to TCGPM on an "as is where is" basis

and free from all liens, charges, encumbrances or any third party rights or claims of any kind.

4.3 Approvals required

The SRPS SPA is subject to, inter alia, the following conditions being satisfied:-

(i) the SRPM SBA having become unconditional in accordance with its terms;

(ii) the completion of the PBPS SPA; and

(iii) the approvals of any regulatory authorities.

The SRPM SBA is subject to, inter alia, the following conditions being satisfied:-

(i) TCGPM having obtained a manufacturing licence issued by the Ministry of International Trade and Industry ("MITI") in respect of the carrying on of the Business on the Subang Jaya factory after completion;

(ii) the SRPS SPA having become unconditional in accordance with its terms;

(iii) TCGPM and/or TCGCL having obtained the approval of the Bank of Thailand for the transfer of funds from TCGCL to TCGPM for the initial investment by TCGCL in TCGPM and for the acquisition of the SJ Business Assets;

(iv) all other necessary licenses, approvals or consents from any government agency as may be imposed by MITI as a condition in the MITI license having been obtained for the carrying on of the Business on the Subang Jaya factory after completion.

The PBPS SPA is not subject to the approval of any regulatory authorities.

5. Effects on earnings and net assets

The Proposals are not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the financial year ending 30 June 2007.

6. Loss on disposals

The total cost of investment by SDSL in SRPS is S$21,712,266.

Based on the audited balance sheet of SRPM as at 30 June 2006, the total net asset value of the SJ Business Assets was RM12,890,000.

The disposals of the SRPS Shares and the SJ Business Assets is expected to result in an estimated loss on disposal to the Sime Darby Group of RM8,974,000.

7. Directors and substantial shareholders interests

The proposed disposals of the SJ Business Assets and PBSB and the lease of the Subang Jaya factory and the Land are related party transactions ("RPT") as defined under the Listing Requirements ("LR") of Bursa Malaysia Securities Berhad as RCL, which is a major shareholder of both SRPM and SRPS, is also a major shareholder of TCGCL.

The said lease which is deemed to be recurrent RPT pursuant to the LR was entered into in the normal course of business and at an arm's length based on the Sime Darby Group's normal commercial terms which are not more favourable to the related party that those generally available to the public, and is not to the detriment of the other shareholders.

Save as disclosed above, none of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Proposals.

8. Directors' opinion

The Board of Sime Darby is of the opinion that the Proposals are fair and reasonable and are in the best interest of Sime Darby and its shareholders.

9. Expected completion date

Sime Darby envisages that the SRPS SPA, the SRPM SBA and the PBPS SPA will be completed within six months from the date of this announcement.

10. Documents for inspection

Copies of the SRPS SPA, the SRPM SBA, the Lease Agreement and the PBPS SPA are available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of six months from the date of this announcement.

This announcement is dated 28 May 2007

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 JUN -5 A 8:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

1 June 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL.
No. of Pages : 35

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	29.05.2007 & 30.05.2007
2	Provision of financial assistance in the ordinary course of business.	30.05.2007
3	Financial Results of Sime Darby Berhad for the third quarter ended 31 March 2007.	31.05.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/fg/nsy/grpsec/sdb/fa/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/05/2007 05:42:34 PM
Reference No SD-070529-0922F

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Disposal of 1,750,000 shares)

CIMB-Principal Asset Management Bhd
(Acquisition of 445,500 shares)

SBB Asset Management Sdn Bhd
(Disposal of 242,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 21/05/2007	* 750,000	
Disposed	22/05/2007	1,000,000	
Acquired	22/05/2007	445,500	
Disposed	22/05/2007	242,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	370,549,115
Direct (%)	:	14.71
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	370,549,115
* Date of notice	:	22/05/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 28th May 2007.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 30/05/2007 05:05:55 PM
Reference No SD-070530-A9B6C

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Mayban Investment Management Sdn Bhd
(Acquisition of 95,000 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 742,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 24/05/2007	* 95,000	
Acquired	24/05/2007	742,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by Employees Provident Fund's Portfolio Managers.
* Nature of interest	:	Direct
Direct (units)	:	371,386,115
Direct (%)	:	14.74

Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	371,386,115
* Date of notice	:	24/05/2007
Remarks	:	

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 30th May 2007.

Form Version 2.0

General Announcement

Submitted by S DARBY on 30/05/2007 05:19:21 PM
Reference No SD-070530-2C3DF

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Provision of financial assistance in the ordinary course of business (Announcement pursuant to Practice Note No.11/2001 Paragraph 3.1)

* Contents :-

Sime Darby Berhad ("Sime Darby") had, on 28th February 2007, announced that it had during the quarter ended 31st December 2006, issued a Letter of Guarantee and Indemnity to Sarawak Hidro Sdn. Bhd. ("Sarawak Hidro"):-

i. to guarantee the due repayment of a RM200 million additional advance payment ("the Additional Advance") granted by Sarawak Hidro to the Malaysia-China Hydro Joint Venture ("MCH JV"); and

ii. to indemnify the Directors of Sarawak Hidro from all consequences, liabilities, damages or losses which they may suffer as a result of their agreeing to provide the Additional Advance to the MCH JV.

Sime Darby wishes to announce that, to-date, the said Letter of Guarantee and Indemnity has not been withdrawn or cancelled.

The Additional Advance was granted by Sarawak Hidro to the MCH JV to be used towards the completion of the Works as scheduled under the Bakun Hydroelectric Project.

Sime Darby has an effective interest of 25% in the MCH JV. The parties to the MCH JV and their interests therein are as follows:-

i. Sinohydro Corporation (30% of the MCH JV)

ii. the Sime Joint Venture (70% of the MCH JV), comprising:-

   a. Sime Engineering Sdn. Bhd. (51% of the Sime Joint Venture)

   b. Edward & Sons (EM) Sdn. Bhd. (5% of the Sime Joint Venture)

   c. the WMAI Joint Venture (44% of the Sime Joint Venture), comprising:-

aa. WCT Engineering Berhad (25% of the WMAI Joint Venture)
bb. MTD Capital Berhad (25% of the WMAI Joint Venture)
cc. Ahmad Zaki Resources Berhad (25% of the WMAI Joint Venture)
dd. Syarikat Ismail Ibrahim Sdn. Bhd. (25% of the WMAI Joint Venture)

Sime Engineering Sdn. Bhd. is a wholly-owned subsidiary of Sime Engineering Services Berhad, which in turn is 70%-owned by Sime Darby.

The following parties in the MCH JV have given counter indemnities to Sime Darby, proportionate to their respective interests in the MCH JV:-

i. Sime Engineering Sdn. Bhd.
ii. Sinohydro Corporation
iii. WCT Engineering Berhad
iv. MTD Capital Berhad

The abovementioned guarantee and indemnity provided will have no material financial impact on the Sime Darby Group unless the guarantee and indemnity are called upon.

This announcement is dated 30th May 2007.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>

Form Version 2.0

Financial Results

Submitted by S DARBY on 31/05/2007 05:12:13 PM
Reference No SD-070531-37320

* Announcement reference number	:	SD-070530-41594
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh
* Designation	:	Group Secretary

Part A1 : QUARTERLY REPORT

* Financial Year End	:	30/06/2007
* Quarter	:	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Quarterly report for the financial period ended	:	31/03/2007
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

QReport-BalanceSheet.doc QReport-Profit&loss.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
* 31/03/2007

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2007	31/03/2006	31/03/2007	31/03/2006
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	5,403,233	4,658,963	15,222,504	14,752,787
2	Profit/(loss) before tax	423,516	348,301	1,525,605	1,067,722
3	Profit/(loss) for the period	312,899	254,518	1,229,744	722,312
4	Profit/(loss) attributable to ordinary equity holders of the parent	291,473	244,764	1,178,774	719,450
5	Basic earnings/(loss) per	11.60	10.00	47.50	29.70

	share (sen)				
6	Proposed/Declared dividend per share (sen)	0.00	0.00	5.00	5.00

		AS AT END OF CURRENT QUARTER *	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	3.8300	3.5700

Remarks :
The Group adopted new Financial Reporting Standards issued by the Malaysian Accounting Standards Board during the period under review. The comparatives have been restated to conform with the current presentation.

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2006 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/03/2007 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2006 [dd/mm/yyyy] RM'000
1	Gross interest income	33,297	19,812	95,104	53,227
2	Gross interest expense	34,171	34,376	104,930	88,793

Remarks :

i) Net assets per share attributable to ordinary equity holders of the parent as at end of current quarter and preceding financial year end which were previously disclosed as 383.0000 and 357.0000 respectively have been amended to read as RM3.83 and RM3.57 respectively.

ii) Proposed/Declared dividend per share under cumulative quarter for current year to date and preceding year corresponding period which were previously disclosed as nil have been amended to reflect the gross interim dividend of 5.0 sen per share which was declared on 28 February 2007 and 28 February 2006 respectively.

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT

On consolidated results for the third quarter ended 31st March 2007

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the third quarter ended 31st March 2007

		Quarter ended 31st March			Three quarters ended 31st March		
Amounts in RM million	**Note**	**2007**	**2006 (restated)**	**% +/-**	**2007**	**2006 (restated).**	**% +/-**
Revenue	A8	**5,403.2**	4,659.0	+ 16	**15,222.5**	14,752.8	+ 3
Operating expenses		**(5,073.8)**	(4,378.0)	+ 16	**(14,387.0)**	(13,859.9)	+ 4
Other operating income		**73.1**	57.0		**627.5**	160.0	
Operating profit		**402.5**	338.0	+ 19	**1,463.0**	1,052.9	+ 39
Share of results of jointly controlled entities		**0.1**	(0.1)		**0.5**	0.6	
Share of results of associates		**9.7**	25.0		**53.4**	44.7	
Profit before interest and taxation		**412.3**	362.9	+ 14	**1,516.9**	1,098.2	+ 38
Investment and interest income		**45.3**	19.8		**113.6**	58.3	
Finance costs		**(34.1)**	(34.4)		**(104.9)**	(88.8)	
Profit before taxation	A8	**423.5**	348.3	+ 22	**1,525.6**	1,067.7	+ 43
Taxation	B8	**(110.6)**	(93.8)		**(295.9)**	(295.4)	
Profit for the period		**312.9**	254.5	+ 23	**1,229.7**	772.3	+ 59
Attributable to :							
Ordinary equity holders of the Company		**291.5**	244.8	+ 19	**1,178.8**	719.5	+ 64
Minority shareholders		**21.4**	9.7	+ 121	**50.9**	52.8	- 4
		312.9	254.5		**1,229.7**	772.3	
		Sen	**Sen**		**Sen**	**Sen**	
Earnings per share							
- Basic	B14	**11.6**	10.0	+ 16	**47.5**	29.7	+ 60
- Diluted	B14	**11.6**	9.9	+ 17	**47.4**	29.6	+ 60

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the accompanying explanatory notes and the annual financial statements for the year ended 30th June 2006.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

Amounts in RM million	Note	31st March 2007	30th June 2006 (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	A9	3,896.4	3,665.0
Investment properties		199.3	184.6
Biological assets		258.3	255.7
Land held for property development		299.2	228.6
Interests in jointly controlled entities		6.3	1.1
Investment in associates		319.9	545.2
Investments		343.2	348.4
Goodwill on consolidation		6.5	3.0
Intangible assets		69.0	68.5
Prepaid lease rentals		519.1	527.9
Deferred tax assets		366.3	364.2
Trade and other receivables		–	454.1
		6,283.5	6,646.3
Current assets			
Inventories		3,320.7	3,381.3
Property development costs		871.1	787.3
Trade and other receivables		3,635.4	3,209.8
Prepayments		127.9	120.6
Tax recoverable		157.3	134.9
Bank balances, deposits and cash		3,699.7	3,212.4
		11,812.1	10,846.3
Non-current assets held for sale	(a)	833.9	46.8
Total assets		18,929.5	17,539.4
EQUITY AND LIABILITIES			
Share capital		1,256.4	1,232.8
Reserves		8,358.0	7,572.3
Total equity attributable to ordinary equity holders of the Company		9,614.4	8,805.1
Minority interests		981.5	990.5
Total equity		10,595.9	9,795.6
Non-current liabilities			
Loans and financing	B10	1,493.9	2,083.2
Deferred tax liabilities		207.7	234.8
		1,701.6	2,318.0
Current liabilities			
Trade and other payables		4,385.2	3,794.6
Provisions		164.4	130.1
Short term borrowings	B10	1,317.5	1,256.6
Current tax		228.7	244.5
Dividend payable		91.7	–
		6,187.5	5,425.8
Liabilities directly associated with non-current assets held for sale	(b)	444.5	–
Total liabilities		8,333.6	7,743.8
Total equity and liabilities		18,929.5	17,539.4
		Sen	**Sen**
NET ASSETS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY		383	357

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet (continued)

	31st March 2007	30th June 2006 (restated)
Amounts in RM million		
(a) Non-current assets held for sale		
Disposal group held for sale:		
Non-current assets	487.4	–
Current assets	314.6	–
	802.0	–
Other non-current assets held for sale:		
Property, plant and equipment	–	12.9
Investment properties	31.9	–
Land held for property development	–	33.9
	833.9	46.8
(b) Liabilities directly associated with non-current assets held for sale		
Disposal group held for sale:		
Non-current liabilities	1.2	–
Current liabilities	443.3	–
	444.5	–

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the accompanying explanatory notes and the annual financial statements for the year ended 30th June 2006.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes in Equity for the three quarters ended 31st March 2007

Amounts in RM million	Non-distributable					Distributable			
	Share capital	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total equity attributable to ordinary equity holders of the Company	Minority interests	Total equity
At 1st July 2006									
As previously stated	1,232.8	3,053.3	72.2	215.4	673.4	3,556.7	8,803.8	990.2	9,794.0
Effects of FRS 121 (Note A1.5(b))	-	-	-	-	-	1.3	1.3	0.3	1.6
As restated	1,232.8	3,053.3	72.2	215.4	673.4	3,558.0	8,805.1	990.5	9,785.6
Currency translation differences	-	-	-	-	31.5	-	31.5	(3.1)	28.4
Transfer between reserves	-	-	-	(8.4)	-	8.4	-	-	-
Effect of dilution of interest in an associate	-	-	-	2.2	-	(0.5)	1.7	-	1.7
Net gains/(losses) not recognised in income statement	-	-	-	(6.2)	31.5	7.9	33.2	(3.1)	30.1
Net profit for the period	-	-	-	-	-	1,178.8	1,178.8	50.9	1,229.7
Total recognised income and expenses for the period	-	-	-	(6.2)	31.5	1,186.7	1,212.0	47.8	1,259.8
Acquisition of additional interest from minority shareholders	-	-	-	-	-	(77.0)	(77.0)	(19.4)	(96.4)
Issue of shares	23.6	230.3	-	-	-	-	253.9	7.2	261.1
Liquidation of a subsidiary	-	-	-	-	-	-	-	(9.8)	(9.8)
Dividends paid and payable	-	-	-	-	-	(579.6)	(579.6)	(34.8)	(614.4)
At 31st March 2007	1,256.4	3,283.6	72.2	209.2	704.9	4,088.1	9,614.4	981.5	10,595.9

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement of Changes in Equity for the three quarters ended 31st March 2007 (continued)

Amounts in RM million	Share capital	Share premium	Non-distributable Revaluation reserves	Capital reserves	Exchange reserves	Distributable Retained profits	Total equity attributable to ordinary equity holders of the Company	Minority interests	Total equity
At 1st July 2005									
As previously stated	1,195.1	2,670.9	72.2	211.8	749.2	3,105.9	8,005.1	1,179.1	9,184.2
Effects of FRS 121 (Note A1.5(b))	-	-	-	-	-	0.5	0.5	-	0.5
As restated	1,195.1	2,670.9	72.2	211.8	749.2	3,106.4	8,005.6	1,179.1	9,184.7
Currency translation differences	-	-	-	-	(96.6)	-	(96.6)	1.2	(95.4)
Effect of dilution of interest in an associate	-	-	-	2.6	(0.2)	(1.8)	0.6	-	0.6
Goodwill written off	-	-	-	-	-	(56.9)	(56.9)	-	(56.9)
Net gains/(losses) not recognised in income statement	-	-	-	2.6	(96.8)	(58.7)	(152.9)	1.2	(151.7)
Net profit for the period	-	-	-	-	-	719.5	719.5	52.8	772.3
Total recognised income and expenses for the period	-	-	-	2.6	(96.8)	660.8	566.6	54.0	620.6
Acquisition of additional interest from minority shareholders	-	-	-	-	-	(123.3)	(123.3)	(194.2)	(317.5)
Acquisition of subsidiaries	-	-	-	-	-	-	-	15.3	15.3
Disposal of subsidiaries	-	-	-	-	-	-	-	(2.4)	(2.4)
Issue of shares	36.2	368.8	-	-	-	-	405.0	0.9	405.9
Dividends paid and payable	-	-	-	-	-	(486.5)	(486.5)	(42.3)	(528.8)
At 31st March 2006	1,231.3	3,039.7	72.2	214.4	652.4	3,157.4	8,367.4	1,010.4	9,377.8

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying explanatory notes and the annual financial statements for the year ended 30th June 2006.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2007

Amounts in RM million		Three quarters ended 31st March 2007		2006 (restated)
Profit after taxation		**1,229.7**		772.3
Adjustments for:				
Unusual items (Note A4)		**(436.8)**		10.2
Share of results of jointly controlled entities and associates		**(53.9)**		(45.3)
Investment income		**(18.5)**		(5.1)
Interest income		**(95.1)**		(53.2)
Finance costs		**104.9**		88.8
Depreciation and amortisation		**296.9**		273.9
Amortisation of prepaid lease rentals		**7.5**		8.0
Taxation		**295.9**		295.4
Others		**75.3**		(9.0)
		1,405.9		1,336.0
(Increase)/decrease in working capital				
Inventories		**(10.3)**		14.2
Property development costs		**(63.6)**		66.8
Trade and other receivables		**(775.0)**		(392.9)
Bank balances under Housing Development Accounts		**7.6**		120.2
Trade and other payables and provisions		**578.8**		(352.1)
Cash generated from operations		**1,143.4**		792.2
Taxation paid		**(370.6)**		(354.7)
Dividends from associates		**18.0**		49.8
Net cash inflow from operating activities		**790.8**		487.3
Investing activities				
Investment income received	**18.5**		5.1	
Interest income received	**95.0**		50.7	
Purchase of investments	**(0.2)**		(7.4)	
Purchase of subsidiaries and associates	**(14.6)**		(120.9)	
Purchase of additional interest in subsidiaries	**(86.4)**		(76.0)	
Capital repayment by an associate	**-**		41.4	
Purchase of intangible assets	**(5.0)**		(0.5)	
Purchase of property, plant and equipment	**(634.8)**		(519.6)	
Purchase of prepaid lease rentals	**(0.8)**		(12.3)	
Purchase of/costs incurred on land held for property development	**(69.3)**		(6.2)	
Costs incurred on biological assets	**(3.2)**		(3.0)	
Proceeds from sale of investments	**4.2**		29.6	
Proceeds from sale of subsidiaries and associates	**715.7**		83.7	
Proceeds from sale of property, plant and equipment	**205.7**		102.5	
Proceeds from sale of an investment property	**14.8**		-	
Proceeds from sale of prepaid lease rentals	**3.8**		-	
Proceeds from sale of non-current assets held for sale	**23.6**		-	
Others	**-**		3.9	
Net cash inflow/(outflow) from investing activities		**258.0**		(429.0)

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2007 (continued)

Amounts in RM million		Three quarters ended 31st March 2007		2006 (restated)
Financing activities				
Proceeds from shares issued under the Sime Darby Berhad Employees' Share Option Scheme	253.9		163.4	
Proceeds from shares issued to minority shareholders of subsidiaries	7.2		0.9	
Finance costs paid	(100.4)		(80.8)	
Net borrowings (repaid)/raised	(142.1)		546.5	
Dividends paid to shareholders of Sime Darby Berhad	(487.9)		(397.9)	
Dividends paid to minority shareholders of subsidiaries	(34.8)		(42.3)	
Net cash (outflow)/inflow from financing activities		(504.1)		181.8
Increase in cash and cash equivalents		544.7		240.1
Cash and cash equivalents at beginning of the period		2,920.4		2,153.4
Foreign exchange differences		(51.4)		(78.9)
Cash and cash equivalents at end of the period		3,413.7		2,314.6

For the purpose of the cash flow statement, cash and cash equivalents comprised the following:

	2007	2006
Bank balances, deposits and cash	3,699.7	2,654.4
Less: Bank balances held under Housing Development Accounts	(272.6)	(289.4)
Bank overdrafts (Note B10)	(13.4)	(50.4)
	3,413.7	2,314.6

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the accompanying explanatory notes and the annual financial statements for the year ended 30th June 2006.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

EXPLANATORY NOTES

These interim financial statements are prepared in accordance with the Financial Reporting Standards ("FRS") No. 134 - Interim Financial Reporting and paragraph 9.22 of Bursa Malaysia Securities Berhad's Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2006.

A. EXPLANATORY NOTES PURSUANT TO FRS 134

A1. Basis of preparation

Except for the adoption of the new and revised FRS issued by the Malaysian Accounting Standards Board ("MASB"), the accounting policies and presentation adopted for these interim financial statements are consistent with those adopted for the annual financial statements for the year ended 30th June 2006.

During the financial year ended 30th June 2006, the Group adopted FRS 3 - Business Combinations in accounting for business combinations where the sale and purchase agreement date is on or after 1st January 2006, and FRS 136 - Impairment of Assets and FRS 138 - Intangible Assets in accounting for goodwill and intangible assets arising therefrom. The application of FRS 136 and FRS 138 on all other assets and adoption of the FRS shown below are effective from 1st July 2006.

- FRS 2 - Share-based Payment
- FRS 5 - Non-current Assets Held for Sale and Discontinued Operations
- FRS 101 - Presentation of Financial Statements
- FRS 102 - Inventories
- FRS 108 - Accounting Policies, Changes in Accounting Estimates and Errors
- FRS 110 - Events after the Balance Sheet Date
- FRS 116 - Property, Plant and Equipment
- FRS 121 - The Effects of Changes in Foreign Exchange Rates
- FRS 127 - Consolidated and Separate Financial Statements
- FRS 128 - Investments in Associates
- FRS 131 - Interests in Joint Ventures
- FRS 132 - Financial Instruments: Disclosure and Presentation
- FRS 133 - Earnings Per Share
- FRS 140 - Investment Property

The Group has also adopted the following FRS with effect from 1st July 2006 although these standards only require application with effect from the financial period commencing on or after 1st October 2006:

- FRS 117 - Leases
- FRS 124 - Related Party Disclosures

The Group has also adopted the Amendment to FRS 121 issued by MASB on 15th February 2007.

The adoption of FRS 121 resulted in a prior year adjustment while the other FRS merely affect presentation and disclosure. The principal impacts of adopting these FRS are as follows:

1. FRS 2 - Share-based Payment

   FRS 2 requires recognition of share-based payment transactions including the value of share options in the financial statements. There was no financial impact following the adoption of FRS 2 because the last options under the Sime Darby Berhad Employees' Share Option Scheme were vested on 26th June 2006.

2. FRS 5 - Non-current Assets Held for Sale and Discontinued Operations

   With the adoption of FRS 5, a non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets or disposal groups are stated at the lower of their carrying amount and fair value less costs to sell.

A1. Basis of preparation (continued)

3. FRS 101 - Presentation of Financial Statements

FRS 101 requires changes to presentation and disclosure of new classes of assets:

a) Minority interests are now presented within total equity in the consolidated balance sheet, and as an allocation of the profit or loss for the period in the consolidated income statement. Movements in minority interests are shown in the consolidated statement of changes in equity.

b) Share of results of jointly controlled entities and associates is now presented net of tax in the consolidated income statement.

c) Total recognised income and expenses for the period are now explicitly shown in the consolidated statement of changes in equity.

d) Investment properties and biological assets previously classified under property, plant and equipment are now shown as separate classes of assets.

Pending the issuance of accounting standards on recognition and measurement of biological assets, the Group continues to use the "capital maintenance" method in the recording of these assets. The capital maintenance method involves capitalising new planting cost without amortisation while replanting costs are charged to the income statement in the period the expenditure is incurred.

4. FRS 117 - Leases

FRS 117 requires leasehold land to be treated as an operating lease and the transitional provisions allow the unamortised carrying amounts of previously revalued leasehold land to be retained as surrogated carrying amounts. Therefore, instead of capitalising the payments made for the leasehold land and the revaluation adjustments in 1978 as property, plant and equipment, the carrying amounts of all long and short leasehold land are now reclassified as prepaid lease rentals.

The prepaid lease rentals are amortised on a straight-line basis over the lease period, which is similar to the depreciation policy when they were treated as property, plant and equipment.

5. FRS 121 - The Effects of Changes in Foreign Exchange Rates

FRS 121 introduces the concept of functional currencies and only allows spot rates to be used in translations.

a) Functional currency is the currency of the primary economic environment in which the entity operates and may differ from local currency. Previously, translation of a subsidiary's financial statements for consolidation purposes is made only when the subsidiary's local currency differs from the currency used by the parent. FRS 121 now requires the financial statements of each subsidiary to be measured in functional currency of the subsidiary, and on consolidation, all monetary and non-monetary items of the subsidiary are translated to the parent's presentation currency. Exchange differences arising therefrom are taken directly to exchange reserve. This requirement does not affect the results of the corresponding period as all subsidiaries' functional currencies were same as their local currencies during the said period.

b) Previously, the Group translated foreign currency transactions and monetary items at contracted rates if those amounts are hedged by forward foreign exchange contracts. FRS 121 only allows exchange rates at date of transactions to be used in translating foreign currency transactions and exchange rates as at balance sheet date for translation of monetary items. This change in policy has resulted in changes to the opening reserves and results reported in the corresponding period.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

A1. Basis of preparation (continued)

6. FRS 140 - Investment Property

The Group's land and buildings held for rental income or capital appreciation are now classified as investment properties instead of property, plant and equipment. Investment properties are stated at cost and amortised on a straight-line basis over the useful lives of the investment properties, which is similar to the depreciation policy when they were treated as property, plant and equipment.

Reconciliation from previously reported figures to FRS is shown in the consolidated statement of changes in equity, and below:

	Quarter ended 31st March 2006	Three quarters ended 31st March 2006
Profit for the period as previously reported	253.4	771.7
Effects of FRS 121 (Note A1.5(b))	1.1	0.6
Profit for the period reported under FRS	254.5	772.3

The comparatives have been restated to conform with the current period's presentation as follows:

	As previously stated	Reclassification	FRS 121 (Note A1.5(b))	As restated
Condensed Consolidated Income Statement for the quarter ended 31st March 2006				
Other operating income	55.9	-	1.1	57.0
Share of results of associates	25.4	(0.4)	-	25.0
Taxation	(94.2)	0.4	-	(93.8)
Condensed Consolidated Income Statement for the three quarters ended 31st March 2006				
Other operating income	159.4	-	0.6	160.0
Share of results of associates	56.5	(11.8)	-	44.7
Taxation	(307.2)	11.8	-	295.4

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

A1. Basis of preparation (continued)

	As previously stated	Reclassification	FRS 121 (Note A1.5(b))	As restated
Condensed Consolidated Balance Sheet as at 30th June 2006				
Non-current assets				
Property, plant and equipment	4,655.6	(990.6)	-	3,665.0
Investment properties	-	184.6	-	184.6
Biological assets	-	255.7	-	255.7
Land held for property development	262.5	(33.9)	-	228.6
Prepaid lease rentals	-	527.9	-	527.9
Deferred tax assets	364.9	-	(0.7)	364.2
Current assets				
Trade and other receivables	3,207.5	-	2.3	3,209.8
Prepayments	111.1	9.5	-	120.6
Non-current assets held for sale	-	46.8	-	46.8
Total equity				
Total equity attributable to ordinary equity holders of the Company	8,803.8	-	1.3	8,805.1
Minority interests	990.2	-	0.3	990.5

Condensed Consolidated Cash Flow Statement for the three quarters ended 31st March 2006	As previously stated	Reclassification	As restated
Net cash flow from operating activities			
Depreciation and amortisation	281.9	(8.0)	273.9
Amortisation of prepaid lease rentals	-	8.0	8.0
Net cash flow from investing activities			
Purchase of property, plant and equipment	(534.9)	15.3	(519.6)
Purchase of prepaid lease rentals	-	(12.3)	(12.3)
Costs incurred on biological assets	-	(3.0)	(3.0)

A2. Audit report

There were no audit qualifications on the annual financial statements for the year ended 30th June 2006.

A3. Seasonal or cyclical factors

The Group's results were not materially affected by any major seasonal or cyclical factors except as indicated in Notes B1 and B2.

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

A4. Unusual items

	Quarter ended 31st March		Three quarters ended 31st March	
	2007	2006	2007	2006
Operating profit includes the following:				
Gain on disposal of subsidiaries, associates and investments (Note A12)	2.3	0.2	430.1	9.7
Gain on disposal of properties (Note B7)	0.8	–	7.8	0.2
Gain on disposal of prepaid lease rentals (Note B7)	–	–	3.6	–
Loss on disposal of investment properties (Note B7)	(0.9)	–	(0.9)	–
Impairment of property, plant and equipment	(2.7)	(2.9)	(2.7)	(2.9)
Impairment of an associate	–	–	–	(20.0)
Impairment of investments	–	–	(0.2)	–
Others	(0.6)	3.8	(0.7)	2.8
	(1.1)	1.1	436.3	(10.2)

A5. Changes in estimates

There were no changes in the estimates of amounts reported in the prior interim periods of the current financial year or the previous financial year that have a material effect on the results for the current quarter under review.

A6. Debt and equity securities

During the three quarters ended 31st March 2007, the following new ordinary shares of RM0.50 each were issued pursuant to the exercise of options under the Sime Darby Berhad Employees' Share Option Scheme:

Option price RM	No of ordinary shares of RM0.50 each
4.90	2,053,000
5.08	2,136,000
5.09	164,000
5.47	8,242,000
5.28	7,472,000
5.41	27,302,000
	47,369,000

As at 31st March 2007, options over 14,131,000 unissued ordinary shares remained outstanding.

Other than the above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the three quarters under review.

A7. Dividends paid

A gross final dividend of 25.0 sen per share, comprising 16.0 sen per share less Malaysian tax at 28%, 5.0 sen per share Malaysian tax exempt and 4.0 sen per share less Singapore tax at 20%, for the financial year ended 30th June 2006 was paid on 15th December 2006.

The gross interim dividend of 5.0 sen per share less Malaysian tax at 27% for the financial year ending 30th June 2007, which was declared on 28th February 2007, was paid on 18th May 2007.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

A8. Segmental reporting

Primary reporting format – business segments	Three quarters ended 31st March 2007		Three quarters ended 31st March 2006 (restated)	
	Revenue	Profit before taxation	Revenue	Profit before taxation
Plantations	1,226.7	216.8	1,075.1	172.1
Property	629.6	170.8	519.9	144.2
Heavy Equipment	5,168.7	491.6	4,103.1	412.4
Motor Vehicle	5,075.0	19.5	6,053.9	234.1
Energy and Utilities	1,512.8	615.0	1,234.1	170.4
General Trading, Services and Others	1,609.7	41.5	1,766.7	(12.8)
	15,222.5	1,555.2	14,752.8	1,120.4
Unallocated corporate expenses		(38.3)		(22.2)
Investment and interest income		113.6		58.3
Finance costs		(104.9)		(88.8)
		1,525.6		1,067.7

A9. Property, plant and equipment

Other than the reclassification of certain assets from property, plant and equipment to investment properties, biological assets, prepaid lease rentals and non-current assets held for sale as disclosed in Note A1, the valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the financial year ended 30th June 2006.

A10. Capital commitments

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements was as follows:

	As at 31st March 2007	As at 30th June 2006
Contracted	369.3	171.3
Not contracted	290.1	204.1

A11. Significant post balance sheet event

There was no item, transaction or event of a material or unusual nature during the period from the end of the quarter under review to 23rd May 2007, except as disclosed in Note B9.

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations

1. The effect of disposals on the results was as follows:

	Quarter ended 31st March		Three quarters ended 31st March	
	2007	**2006**	**2007**	**2006**
Gains/(losses) on disposal of:				
Unquoted				
- subsidiaries (Note B7)	**1.6**	0.5	**4.5**	7.6
- associate (Note B7)	**–**	–	**–**	5.3
Quoted				
- associate	**–**	–	**424.0**	–
- other investments (Note B8)	**0.7**	–	**1.6**	3.0
Provision for losses on subsidiaries pending completion of disposal	**–**	(0.3)	**–**	(6.2)
	2.3	0.2	**430.1**	9.7

Subsidiaries and an associate disposed include:

a) On 24th July 2006, Sime Malaysia Region Berhad, Sime Darby Nominees Sendirian Berhad and SD Holdings Berhad completed the disposal of all their respective equity interests in Century Automotive Products Sdn. Bhd. totaling 99.64% for RM19.6 million.

b) On 25th July 2006, Sime Darby Motors (Nissan China) Holdings Limited completed the disposal of its 90% equity interest in Yunnan Sime Winner Motor Services Co., Limited for RMB5.5 million.

c) On 1st November 2006, Sime Darby Eastern Limited completed the disposal of its 29.3% equity interest in Jaya Holdings Limited for S$301.1 million.

d) On 14th February 2007, Sime Malaysia Region Berhad completed the disposal of its 51% equity interest in Sime Conoco Energy Sdn. Bhd. for USD0.5 million.

Assets and liabilities disposed and the net cash inflow arising from the disposal of subsidiaries are analysed as follows:

	Three quarters ended 31st March 2007
Non-current assets	**0.8**
Net current assets	**18.7**
Net assets disposed	**19.5**
Gain on disposal of subsidiaries	**4.5**
Proceeds from disposal of subsidiaries	**24.0**
Less : Cash and cash equivalents in subsidiaries disposed	**(9.8)**
Net cash inflow on disposal	**14.2**

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations (continued)

2. Subsidiaries liquidated/dissolved:

a) On 11th December 2006, the government authority had approved the members' voluntary liquidation of the following companies:

(i) Guangzhou SimeWinner Motor Services Limited
(ii) Guangzhou Wallace Harper Motor Services Limited
(iii) Guangzhou Sime Darby Motor Enterprises Limited

b) On 17th January 2007, the government authority had approved the members' voluntary liquidation of Sime Bow Motors (Guangzhou Free Trade Zone) Limited.

There were no material effects arising therefrom.

3. The profit for the period of subsidiaries acquired during the three quarters ended 31st March 2007 included in the consolidated income statement amounted to RM2.5 million. If the acquisitions were effected on 1st July 2006, the Group's revenue and profit for the three quarters ended 31st March 2007 would have been RM15,237.4 million and RM1,230.2 million, respectively.

Subsidiaries acquired:

a) On 4th July 2006, Dunlopillo Holdings Sdn. Bhd. acquired 1 ordinary share of HK$1.00 representing the entire equity interest in Dunlopillo (Hong Kong) Limited ("DHKL"), for cash at par. DHKL will be principally involved in the business of distribution of mattresses and related bedding products.

b) On 11th July 2006, Sime Hartanah Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity interest in Sime Darby Resorts Sdn. Bhd. for cash at par. The intended business is property development.

c) On 31st July 2006, Sime Darby Eastern Limited acquired the entire equity interest in Sime O & M (Thailand) Co. Ltd. (formerly known as Fortum Energy Solutions (Thailand) Company Limited) ("Sime O & M") for a total cash consideration of Euro 1.125 million. The principal activity of Sime O & M is the provision of operation and maintenance services to power plants in Thailand, including Laem Chabang Power Company Limited.

d) On 10th August 2006, Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.) acquired 2 ordinary shares of RM1.00 each in the following companies representing 100% of their respective total issued and paid-up share capital for cash at par:

(i) Sime Darby Brunsfield Resources Sdn. Bhd.
(ii) Sime Darby Brunsfield Property Management Sdn. Bhd.
(iii) Sime Darby Brunsfield Properties Holding Sdn. Bhd.
(iv) Sime Darby Brunsfield Damansara Sdn. Bhd.
(v) Sime Darby Brunsfield Resort Sdn. Bhd.
(vi) Sime Darby Brunsfield Kenny Hills Sdn. Bhd.
(vii) Sime Darby Brunsfield Darby Hills Sdn. Bhd.
(viii) Sime Darby Brunsfield Motorworld Sdn. Bhd.
(ix) Sime Darby Brunsfield Taipan City Sdn. Bhd.

The proposed principal activities of these companies are property holdings and development.

e) On 31st August 2006, BMW Concessionaires (HK) Limited acquired the entire registered capital of Yunnan Bow Yue Vehicle Trading Company Limited ("YBYVT") for RMB10.0 million. The principal activities of YBYVT are the retailing of branded automobiles and related spare parts, and the provision of after-sales services and management consulting services on automobile sales.

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations (continued)

f) On 5th March 2007, Sime Darby Hong Kong Limited subscribed for the entire initial capital of USD0.4 million in Xinjiang Sime Darby Heavy Equipment Co. Ltd. ("XJSD Heavy Equipment"). XJSD Heavy Equipment is currently dormant.

g) On 21st March 2007, Solarvest Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity interest in Sime Darby Catering Services Sdn. Bhd. ("SDC") for cash at par. The intended principal activity of SDC is to undertake food catering business for the Sime Darby Berhad Group.

h) On 27th March 2007, Sime Darby Hong Kong Limited acquired 2 ordinary shares of HKD 1.00 each representing the entire equity interest in Sime Darby Overseas (HK) Limited ("SDOHKL") for cash at par. The principal activity of SDOHKL is investment holding.

i) On 28th March 2007, Sime Darby Brunsfield Holding Sdn. Bhd. acquired 2 ordinary shares of RM1.00 each representing the entire equity interest in Sime Darby Brunsfield Project Management Sdn. Bhd. ("SDBPM") for cash at par. The intended principal activity of SDBPM is to undertake project management services.

Assets and liabilities acquired and the net cash outflow arising from the acquisition of subsidiaries are analysed as follows:

	Book Value	Fair value
Non-current assets	0.2	0.2
Net current assets	6.2	6.2
Net assets acquired	6.4	6.4
Goodwill retained in balance sheet		3.5
Purchase consideration including direct costs relating to the acquisition		9.9
Less : Cash and cash equivalents in subsidiaries acquired		(6.2)
Net cash outflow on acquisition		3.7

4. Acquisition of additional interest in subsidiaries:

a) On 13th September 2006, Sime Darby Motors Sdn. Bhd. completed the compulsory acquisition of all the remaining shares held by the minority shareholders of Hyundai-Sime Darby Berhad ("HSD") for a total consideration of approximately RM3 million, in conjunction with the voluntary withdrawal of HSD from the Official List of Bursa Malaysia Securities Berhad ("Bursa Securities") pursuant to Paragraph 16.04 of the Listing Requirements of Bursa Securities.

b) On 25th November 2006, Sime Darby Hong Kong Limited acquired an additional 15% equity interest each in Weifang Sime Darby Port Co. Ltd. and Weifang Sime Darby Water Co. Ltd. for USD15 million and USD5 million, respectively.

c) On 18th January 2007, Marksworth Limited acquired 4% and 5% equity interest in Weifang Sime Darby Port Co. Ltd and Weifang Sime Darby Water Co. Ltd. for USD5 million and USD2 million, respectively.

Amounts in RM million unless otherwise stated

A12. Effect of significant changes in the composition of the Group during the period, including business combinations, acquisitions or disposals of subsidiaries, associates and long-term investments, restructurings and discontinued operations (continued)

The minority interests acquired and the cash outflow arising from the acquisition of additional interest in subsidiaries are analysed as follows :

	Three quarters ended 31st March 2007
Minority interests acquired	19.4
Premium paid	77.0
Purchase consideration including direct costs relating to the acquisition	96.4

5. Subsidiaries incorporated and a joint venture established include:

   a) On 14th July 2006, Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.) subscribed for the entire equity interest in Sime Darby Brunsfield Australia Pte. Ltd. ("SDB Australia"). SDB Australia holds 70% equity interest in Oyster Cove International Pty. Ltd ("OCI"). OCI will be principally involved in property development.

   b) On 8th August 2006, Sime Darby Regent Motors Limited ("SDRM") was incorporated as a wholly owned subsidiary of Sime Darby (Thailand) Limited. The principal activity of SDRM will be motor dealership.

   c) On 19th October 2006, Sime Consulting Sdn. Bhd. entered into a Joint Venture Agreement with Golden Hope Plantations Berhad, Permodalan Nasional Berhad, Kumpulan Guthrie Berhad and PNB Enterprise Sdn. Bhd. ("PNBE") to regulate the equity participation and the conduct and affairs of PNBE. Each joint venture party holds 25% equity participation in PNBE. The principal activity of PNBE is animal husbandry including the rearing of sheep, goats, cattle and other livestock.

   d) On 30th October 2006, Shanghai Xin Biao Xian Motor Commerce Company Limited ("SXBX") was incorporated as a wholly-owned subsidiary of Sime Darby Motor Group (HK) Limited. The principal activities of SXBX will be the retail of automobiles manufactured by Rolls-Royce Motor Cars Limited.

   e) On 16th January 2007, Zibo Sime Darby Chemicals Co. Ltd ("Zibo Sime Darby") was incorporated in the People's Republic of China as a 51% owned subsidiary of Sime Darby Hong Kong Limited. The principal activity of Zibo Sime Darby is the production and sale of polyaluminium chloride, a water treatment chemical.

   f) On 28th March 2007, OCI Management Pty Ltd ("OCIM") was incorporated in Australia as a wholly-owned subsidiary of Oyster Cove International Pty Ltd. The principal activity of OCIM is the provision of security and landcare services.

6. There were no significant discontinued operations during the period under review.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

A13. Contingent liabilities – unsecured

	As at 23rd May 2007	As at 30th June 2006
Trade and performance guarantees	2,692.9	1,712.1
Claims pending against subsidiaries	40.2	63.7
	2,733.1	1,775.8

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

B. EXPLANATORY NOTES PURSUANT TO APPENDIX 9B OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

B1. Review of results for the quarter and three quarters ended 31st March 2007

	Quarter ended 31st March		Three quarters ended 31st March	
	2007	2006 (restated)	2007	2006 (restated)
Profit before unusual items and interest				
Plantations	71.0	44.9	216.8	166.4
Property	67.6	52.8	163.1	144.2
Heavy Equipment	185.4	156.1	490.9	412.4
Motor Vehicle	22.9	48.2	20.6	237.4
Energy and Utilities	62.7	64.2	191.0	182.4
General Trading, Services and Others	14.9	0.6	36.0	(12.2)
	424.5	366.8	1,118.4	1,130.6
Unusual items (Note A4)	(1.1)	1.1	436.8	(10.2)
Unallocated corporate expenses	(11.1)	(5.0)	(38.3)	(22.2)
Profit before interest and taxation	412.3	362.9	1,516.9	1,098.2

The increase in Plantations Division's profits was attributable to the higher crude palm oil ("CPO") price of RM1,600 (2006 : RM1,407) per tonne for the quarter and RM1,559 (2006 : RM1,398) per tonne for the three quarters.

Property Division's better performance was mainly due to the increase in revenue with higher progress in construction completion.

Heavy Equipment Division continued to benefit from the sustained demand for products and services to the logging and oil and gas sectors. Equipment sales in the Australia operations continued to remain strong.

Motor Vehicle Division's lower profit was mainly due to the weak Malaysian car market and stock write downs.

Despite the divestment of Jaya Holdings Limited, the Energy and Utilities Division only recorded a marginal decrease in profit for the quarter and higher profits for the three quarters due mainly to the port operations in China and higher revenue recognition from newly awarded projects.

General Trading, Services and Others recorded positive results due to the disposal of its loss making units.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

B2. Material changes in the quarterly results as compared to the results of the preceding quarter

	Quarter ended 31st March 2007	%	Quarter ended 31st December 2006	%
Profit before unusual items and interest				
Plantations	71.0	16.7	74.5	24.3
Property	67.6	15.9	50.9	16.6
Heavy Equipment	185.4	43.7	144.1	47.0
Motor Vehicle	22.9	5.4	(22.5)	(7.3)
Energy and Utilities	62.7	14.8	52.1	17.0
General Trading, Services and Others	14.8	3.5	7.2	2.4
	424.5	100.0	306.3	100.0
Unusual items (Note A4)	(1.1)		430.6	
Unallocated corporate expenses	(11.1)		(19.0)	
Profit before interest and taxation	412.3		717.9	

Despite higher CPO and palm kernel prices, the lower production and sales volume have resulted in the marginal decrease in Plantation Division's profit.

The same factors set out in Note B1 contributed to the changes in results of the current quarter as compared to the preceding quarter for the Property and Heavy Equipment Divisions.

The Motor Vehicle Division's preceding quarter results were affected by stock write downs.

The increase in Energy and Utilities' profit was due to better performance of the power and port operations.

The General Trading, Services and Others recorded higher profit from the healthcare and insurance businesses.

B3. (a) Prospects

Despite the depressed automotive market in Malaysia and barring any unforeseen circumstances, the Board is of the view that the other core business activities will contribute to an improvement in the overall performance of the Group for the current financial year.

(b) Status of profit estimate, forecast, projection or internal targets

On 22nd March 2006, the Group announced its key performance indicators including the targeted return on average shareholders' equity ("ROE") of at least 15% and net profit of at least RM1,400 million by end of financial year 2008. No specific target was announced for the financial year ending 30th June 2007. Based on the three quarters ended 31st March 2007, the Group recorded a net profit of RM1,178.8 million and a ROE of approximately 12.8%.

B4 Statement by Board of Directors on profit estimate, forecast, projection or internal targets

Not applicable as there were no specific target announced for financial year ending 30th June 2007.

B5. Variance of actual profit from profit forecast or profit guarantee

Not applicable as there was no profit forecast or profit guarantee issued.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

B6. Taxation

	Quarter ended 31st March		Three quarters ended 31st March	
	2007	**2006 (restated)**	**2007**	**2006 (restated)**
In respect of the current period:				
- income tax	**119.0**	107.1	**317.1**	312.1
- deferred tax	**(3.9)**	(14.2)	**(18.8)**	(17.6)
	115.1	92.9	**298.3**	294.5
In respect of prior years:				
- income tax	**(4.5)**	0.9	**(2.4)**	0.9
	110.6	93.8	**295.9**	295.4

The effective tax rate for the three quarters ended 31st March 2007 was lower than the Malaysian tax rate mainly due to the non-taxable gain on disposal of an associate.

B7. Profit/(loss) on sale of unquoted investments and properties

The profit/(loss) on sale of unquoted investments and properties including prepaid lease rentals during the quarter and three quarters ended 31st March 2007 are set out in Notes A4 and A12.

B8. Quoted and marketable securities

Details of investments in quoted and marketable securities held by the Group were as follows:

Movement during:	Quarter ended 31st March 2007	Three quarters ended 31st March 2007
- Total purchases	0.2	0.2
- Total disposal proceeds	1.8	4.2
- Total gain on disposals	0.7	1.6

Balances:	As at 31st March 2007
- Cost	6.3
- Carrying value	1.1
- Market value	6.3

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

B9. Status of corporate proposals

1. Corporate proposals announced but not completed as at 23rd May 2007

On 27th November 2006, Sime Darby Berhad ("SDB") received an offer from Synergy Drive Sdn. Bhd. ("Synergy Drive") to acquire the entire business and undertaking of the Company, including its assets and liabilities at a consideration equivalent to RM6.46 per ordinary share of RM0.50 each, to be satisfied by the issuance of an equivalent value of redeemable convertible preference shares of Synergy Drive at an issue price of RM5.25 per share ("Proposed Disposal").

On 21st December 2006, the Board of SDB accepted the offer from Synergy Drive. The Proposed Disposal is subject to the approval of the shareholders and regulatory authorities. The application to the Securities Commission was made on 15th May 2007.

2. Corporate proposals completed after 31st March 2007

a) On 20th December 2006, SD Holdings Berhad and Sime Darby Nominees Sendirian Berhad entered into a Share Sale Agreement with BMW Holding B.V. ("BMW BV") for the disposal of their respective equity interest representing the entire issued and paid-up share capital of SimeLease (Malaysia) Sdn. Bhd. to BMW BV for a total cash consideration of RM107 million net of inter-company dividend. The disposal was completed on 13th April 2007.

b) On 23rd January 2007, Sime Darby Singapore Limited entered into a Sale and Purchase Agreement with Sussex International Pte. Ltd. ("Sussex") and Mr. Harry Harmain Diah, as the guarantor, for the disposal of its 75% equity interest in PT Guru Indonesia to Sussex for a total cash consideration of USD1.1 million. The disposal was completed on 27th April 2007.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

B10. Group borrowings

	As at 31st March 2007
Loans and financing - Non-current	
Term loans - secured	123.9
- unsecured	332.6
Cumulative subordinated unconvertible redeemable unsecured loan stocks ("loan stocks")	37.4
Al Murabahah Medium Term Notes – unsecured	1,000.0
	1,493.9
Short term borrowings - Current	
Bank overdrafts - unsecured	13.4
Portion of term loans due within one year - secured	23.9
- unsecured	787.6
Other short term borrowings - secured	66.2
- unsecured	796.4
Total short term borrowings	1,687.5
Included in liabilities directly associated with non-current assets held for sale	(370.0)
	1,317.5

The Group borrowings in RM equivalent analysed by currencies in which the borrowings are denominated were as follows:

	Loans and financing	Short term borrowings
Ringgit Malaysia	1,087.4	657.8
Singapore dollar	53.9	16.2
Australian dollar	267.9	-
Chinese renminbi	-	182.7
Thai baht	24.2	65.0
New Zealand dollar	1.2	66.8
United States dollar	59.3	699.0
Total borrowings	1,493.9	1,687.5
Included in liabilities directly associated with non-current assets held for sale	-	(370.0)
	1,493.9	1,317.5

The secured term loans and short term borrowings are secured by property, plant and equipment, property development projects and current assets of certain subsidiaries.

The loan stocks issued by a subsidiary bear interest at 12% and are redeemable at par at any date determined by the subsidiary's Board up to 31st December 2023.

The average effective interest rates applicable to short term borrowings and term loans outstanding at 31st March 2007 were 4.35% and 5.56% (after interest rate swap) per annum, respectively.

The RM500 million 7 years and RM500 million 4 years Al-Murabahah Medium Term Notes, under the RM1,500 million Al-Murabahah Commercial Paper and Medium Term Notes Programme, were issued at par with profit rates of 4.38% and 4.30% per annum, respectively.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

B11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiaries in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions.

As at 23rd May 2007, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM945.6 million and RM709.5 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement periods of these forward contracts range between 1 and 18 months.

Interest rate swaps

Interest rate swap contracts were entered into by subsidiaries which entitled them to receive interest at floating rates on notional principal amounts and obliged them to pay interest at fixed rates on the same amounts. The differences between fixed rate and floating rate interest amounts calculated by reference to the agreed notional principal amounts were exchanged at periodic intervals.

The remaining terms and notional principal amounts of the outstanding interest rate swap contracts of the Group at 23rd May 2007, which are denominated in Ringgit Malaysia and United States dollar for less than 1 year and later than 1 year but not later than 5 years were RM718.0 million and RM53.1 million respectively.

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

The Group's accounting policies on off balance sheet financial instruments are set out in Note 38 of the annual financial statements for the year ended 30th June 2006.

B12. Material litigation

1. Berkeley Sdn. Bhd. ("BSB") commenced a legal suit against Consolidated Plantations Berhad ("CPB") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

   BSB's claim for damages was dismissed with costs by the High Court on 9th March 2002 and BSB had appealed to the Court of Appeal on 27th March 2002. The appeal was heard on 7th May 2007 and adjourned to a date to be fixed by the court.

2. Sime Bank had granted a financial facility to Teras Cemerlang Sdn Bhd ("TCSB"). Sime Bank sued TCSB for failing to repay the said facility. TCSB filed a counterclaim against Sime Bank, Sime Securities ("SS"), Sime Darby Berhad ("SDB") and Shafiq Sit Abdullah ("SSA") alleging that SDB is also vicariously liable for the transactions allegedly carried out by SSA in the dealings between SS and TCSB.

   SDB filed an application to strike out TCSB's counter claim against it. On 9th October 2002, TCSB filed an application to the court to stay the application to strike out and it was granted the stay. SDB filed an appeal against the stay. No hearing date has yet been fixed.

   SDB is appealing against the Senior Assistant Registrar's decision not to strike out TCSB's counter claim. The matter has now been fixed for further mention on 14th September 2007.

B12. Material litigation (continued)

3. Sime Winner Holdings Limited ("Sime Winner"), a subsidiary of Sime Darby Hong Kong Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("CM2"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement.

   On 4th May 2005, Sime Winner obtained a mareva injunction against CM2 to prevent CM2 from disposing its assets and to disclose all its assets in Hong Kong up to HK$107million. The hearing for the case is expected to commence around the end of 2007 or early 2008.

4. Inokom Corporation Sdn. Bhd. and Quasar Carriage Sdn. Bhd., (collectively hereinafter known as the "Plaintiffs") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The Plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("TCMH") and TC Euro Cars Sdn. Bhd. ("TCEC") for conspiring to injure.

   The Court dismissed Renault SA's application for stay of proceedings pending arbitration ("Dismissal") and they subsequently filed an appeal. The Court of Appeal has granted a stay of proceedings to Renault SA pending their appeal against the Dismissal.

   TCMH and TCEC's applications to strikeout the Plaintiffs' suit were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

B13. Dividend

No dividend has been declared for the current quarter under review.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 31st March 2007
Amounts in RM million unless otherwise stated

B14. Earnings per share

	Quarter ended 31st March		Three quarters ended 31st March	
	2007	2006 (restated)	2007	2006 (restated)
Basic earnings per share				
Profit for the period attributable to ordinary equity holders of the Company	291.5	244.8	1,178.8	719.5
Weighted average number of ordinary shares in issue (million)	2,505.6	2,458.3	2,482.3	2,420.3
Basic earnings per share (sen)	11.6	10.0	47.5	29.7
Diluted earnings per share				
Profit for the period attributable to ordinary equity holders of the Company	291.5	244.8	1,178.8	719.5
Dilutive effects of outstanding employees' share options of an associate	-	-	-	(0.2)
Dilutive effects of a subsidiary's outstanding warrants not held by the Group	-	-	-	(0.3)
Diluted earnings	291.5	244.8	1,178.8	719.0
Weighted average number of ordinary shares in issue (million)	2,505.6	2,458.3	2,482.3	2,420.3
Adjustment for share options (million)	4.7	4.8	3.0	4.8
Weighted average number of ordinary shares used in the calculation of diluted earnings per share (million)	2,510.3	2,463.1	2,485.3	2,425.1
Diluted earnings per share (sen)	11.6	9.9	47.4	29.6

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
30th May 2007

END